Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports First Quarter 2013 Financial Results,
Conference Call at 10 am PDT (1 pm EDT) on May 7, 2013

Vancouver, Canada – May 6, 2013 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR,) announced today its financial results for the First Quarter, 2013.  Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

Highlights of First Quarter 2013 (Compared to First Quarter 2012)

Financial

  Net earnings decreased 27% to $14.4 million ($0.14 per share)
  Adjusted earnings(1) decreased 34% to $12.9 million ($0.13 per share)
  EBITDA(1) decreased 8% to $31.0 million
  Cash flow from operations, before working capital changes decreased 8% to $24.3 million
  Mine operating cash flow(1) increased 2% to $32.5 million
  Revenue increased 43% to $69.9 million on 1,515,077 silver oz sold and 15,724 gold oz sold
  Realized silver price fell 11% to $29.38 per oz sold
  Realized gold price fell 4% to $1,613 per oz sold
  Cash cost (2) increased 60% to $10.04 per oz silver payable (net of gold credits)
  Bullion inventory at quarter-end included 234,970 oz silver and 2,091 oz gold
  Concentrate inventory at quarter-end included 321,487 oz silver and 5,589 oz gold
  Cash and equivalents of $28.4 million and working capital of $42.0 million at quarter-end

Operations

  Silver production up 39% to 1,489,746 oz
  Gold production up 138% to 15,032 oz
  Silver equivalent production up 63% to 2.32 million oz (at a 55:1 silver:gold ratio)
  Received two awards for Corporate Social Responsibility at Bolañitos and El Cubo
  Strengthened management team with appointments of new Vice President, Corporate Development, VP, Health, Safety and Sustainability and Director of Investor Relations
  Signed two concentrate sales contracts for Bolañitos concentrates to facilitate mine expansion
  Successfully re-negotiated the annual collective bargaining agreement with the miner’s union at El Cubo

(1)	Adjusted earnings, mine operating cash flow, EBITDA and cash costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion and Analysis.

Bradford Cooke, CEO of Endeavour Silver, stated, “Endeavour enjoyed a very good start to the year, setting new records for quarterly silver and gold production.  As a result, the Company established new highs for quarterly revenue and mine operating cash flow, although operating cash flow and net earnings were both lower than last year due to a higher operating cost, increased exploration activity and larger depletion related to the El Cubo acquisition.”

“Our cash cost of production increased in the 1st quarter due to the growing contribution of the high cost El Cubo mine but the El Cubo operating cost fell sharply compared to the fourth quarter 2012 thanks to higher production, throughput, grades and recoveries.  While there is still much work to be done to reduce mine operating and sustaining capital costs further, we continue to make good progress at El Cubo.”

To view a video of Chairman Bradford Cooke commenting on today's results, please visit our website or click here.

Financial Results (see Consolidated Statement of Operations below)

Revenue

For the quarter ended March 31, 2013, the Company generated revenue totaling $69.9 million (2012 - $49.0 million). During the period, the Company sold 1,515,077 oz silver and 15,724 oz gold at realized prices of $29.38 and $1,613 per oz respectively as compared to sales of 1,100,000 oz silver and 7,496 oz gold at realized prices of $33.10 and $1,684 per oz respectively in 2012.  After cost of sales of $51.0 million (2012 - $25.6 million), mine operating earnings amounted to $19.0 million (2012 - $23.4 million) from mining and milling operations in Mexico.

Cash Flow

Mine operating cash flow before taxes was $32.5 million (2012 – $32.0 million), excluding depreciation and depletion of $12.1 million (2012 - $8.5 million), stock-based compensation of $0.1 million (2012- $0.1 million), and a write-down of inventory of $1.5 million (2012- $nil).  Operating earnings were $11.6 million (2012 – $18.9 million) and the Company incurred net earnings for the period ended March 31, 2013 of $14.4 million (2012–$19.8 million).

Earnings

Net earnings include a mark-to-market derivative liability gain related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability gain of $1.5 million (2012 – $0.1 million).  Therefore, adjusted earnings were $12.9 million ($0.13 per share) compared to $19.6 million ($0.22 per share).

Cash Costs net of by-product credits

The cash cost of production, net of gold by-product credits, increased 60% to $10.04 per oz silver produced (2012 - $6.26), in line with the Company’s guidance for 2013. The higher operating costs were largely due to the growing contribution of the El Cubo mine, which at the time of acquisition last year was a low-grade, high-cost mining operation, as well as the initiation of concentrate sales from Bolañitos, which generates more payable metal but at a higher operating cost, and lower grade ore at Guanaceví.

Operating Results (see Consolidated Table of Mine Operations below)

Guanacevi

Silver production at the Guanacevi mine during Q1, 2013 was 640,616 oz, a decrease of 12% compared to 726,697 oz and gold production was 942 oz, a decrease of 42% compared to 1,620 oz.  Metal production was down due to lower grades and gold recoveries, partly offset by higher throughput.  Plant throughput was 106,653 tonnes at average grades of 233 gpt silver and 0.34 gpt gold compared to 98,963 tonnes grading 292 gpt silver and 0.60 gptgold.  The decreased silver and gold production is attributable to the drop in metal grades, slightly offset by increased throughput. Silver grades fell 20% and gold grades fell 43% as result of mining deeper ore from North Porvenir.

Bolanitos

Silver production at the Bolanitos mine was 578,654 ounces, an increase of 167% compared to 345,794 oz and gold production was 9,891 oz, an increase of 210% compared to 4,701 oz.  Metal production was up due to higher throughput, recoveries and gold grades, partly offset by lower silver grades.  Plant throughput was 167,500 tonnes at average grades of 135 gpt silver and 2.27 gpt gold compared to 94,796 tonnes grading 163 gpt silver and 2.10 gptgold.  The increased silver and gold production is attributable to the 177% increase in throughput offset by lower ore grades. The Company completed a 60% plant expansion in Q4, 2012 which allowed the Company to significantly increase its throughput compared to the first three quarters 2012.  During the quarter the Company executed contracts to sell Bolanitos concentrate rather than leaching the concentrates at the Company’s leach facilities at Guanacevi and El Cubo improving the recovery of contained metal but at slightly higher processing cost.

Bolanitos mine production significantly outpaced the plant capacity in Q1, 2013 by 260 tonnes per day.  The additional ore was processed into concentrates at the leased Las Torres plant near El Cubo and the extra concentrates were sold thanks to the signing of two new concentrate sales contracts.

El Cubo

Silver production at the El Cubo mine was 270,446 oz, an increase of 36% compared to 198,145 oz in Q4, 2012 and gold production was 4,199 oz, and increase of 33% compared to 3,169 oz in Q4 2012.  In the First Quarter of 2013, metal production was up due to improved throughput, grades and recoveries resulting from the operational initiatives put in place in 2012. The Company continues to focus on ensuring that safe, sustainable mining methods will become part of the culture which over time leads to improved operating efficiencies.

Management anticipates metal production may dip for both El Cubo and Bolanitos ores in the 2nd quarter as some downtime is expected at the El Cubo plant during the four week re-commissioning period.  However, as we announced last week, the El Cubo plant re-commissioning is now under way ahead of schedule and most of the plant capital investments at El Cubo for 2013 have been completed.

Exploration Results

In January 2013, Endeavour commenced an aggressive $16.3 million, surface exploration drill program to test multiple exploration targets at its three mining districts and five district scale exploration properties. A total of 78,500 metres of surface drilling was planned to test approximately 24 exploration targets.

Subsequent to period end, the sharp drop in precious metal prices prompted management to reduce the size of the 2013 exploration program.  The amended 2013 program will result in 42,000 planned metres drilled for an estimated $12.1 million.

At Bolanitos, the Company continued the second phase of drilling at the nearby Belen property, drilled the Plateros and Asuncion veins in the La Luz area north-west of the Lucero mine intersecting economic grades over mineable widths, and continued surface mapping and sampling at the Lourdes property.

At Guanacevi, one drill rig continued testing the Milache property five km northwest of the plant to more fully delineate the high grade, silver-gold mineralized zone discovered on the Santa Cruz vein last year.  It is now 300 metres long by 250 metres deep, still open for expansion north and at depth.

At El Cubo, Endeavour identified 28 separate target areas in and around the existing mines last year with near-term potential to delineate new reserves and resources. Since acquiring the property, the Company has undertaken mapping, sampling, permitting and drilling to start testing the high priority targets.  To date, drilling has not intersected any material new mineralization in and around the old mines but has received encouraging results from some targets south of the mines.

At the San Sebastian property, Endeavour outlined a significant maiden silver-gold resource last year and is continuing to focus on expanding the resource this year so that the deposit is large enough to commence pre-feasibility and permitting work in 2014.

At the Panuco property, drilling has intersected geologically interesting but not yet economic results. Panuco is sandwiched between the La Preciosa property of Orko/Coeur and the San Lucas property of Oremex in Durango state. The Panuco and Laberinto properties have exploration potential for both bulk tonnage, open pit and high grade underground silver-gold deposits.

At the El Inca properties located in northern Chile, surface mapping, and target identification were completed and drilling commenced in April. The El Inca properties have intriguing exploration potential for bulk tonnage silver-gold mineralization of the El Penon type, high grade silver mineralization in the four veins that were mined historically on the property, and classic porphyry copper deposits.

Outlook

The Company planned another year of organic growth in 2013.   Silver production is forecast to rise 12-18% to 5.0-5.3 million oz and gold production is anticipated to increase 19-27% to 46,000-49,000 oz.  Silver equivalent production is expected to climb 14-22% to 7.3-7.8 million oz (silver:gold ratio of 50:1).

However, with the sharp decline of silver and gold prices in April, management has implemented cost reductions and revised its 2013 financial plan in response to reduced metal price expectations for the year.  Metal production is not expected to be negatively impacted by these measures but the anticipated reduced value of Endeavour’s gold by-product credits could negatively impact cash cost guidance.

The Company did plan for a strong first quarter of production to compensate for possible interruptions of second quarter production at El Cubo related to the re-commissioning of the newly rebuilt plant and surface infrastructure.  The reconstruction of the El Cubo plant is now nearing completion with re-commissioning underway ahead of schedule.

Endeavour anticipates Q2 production will dip slightly before recovering in Q3 and growing in Q4.  Bolanitos and El Cubo are the main engines of production growth in 2013 and Guanacevi is expected to continue at a steady pace.

Conference Call

A telephone conference call to discuss the results will be held at 10:00 am PDT (1:00 pm EDT) on Tuesday, May 7, 2013. To participate in the conference call, please dial the following:

• 1-800-319-4610                                Canada and USA (Toll-free)
• 604-638-5340                                   Vancouver Dial In
• 1-604-638-5340                                Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada & USA. The required pass-code is 4890 followed by the # sign.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request.  To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-685-9775 or toll free 877-685-9775.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour – Endeavour is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2013 Year:
Q1, 2013	376,344	154	1.51	1,489,746	15,032	79.9	82.3	10.04	99.63
Q2, 2013
Q3, 2013
Q4, 2013
Total	376,344	154	1.51	1,489,746	15,032	79.9	82.3	10.04	99.63
Production 2012 Year:
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012	306,164	161	1.49	1,137,933	11,754	71.8	80.1	4.70	97.04
Q4, 2012	362,779	151	1.55	1,235,026	12,917	70.1	71.7	12.25	92.86
Total	1,065,689	179	1.48	4,485,476	38,687	73.2	76.5	7.33	92.74

Q1, 2013 : Q1, 2012	94%	-33%	13%	39%	138%	6%	8%	60%	8%

Q1, 2013 : Q4, 2012	4%	2%	-2%	21%	16%	14%	15%	-18%	7%

YTD 2013:YTD 2012	94%	-33%	13%	39%	138%	6%	8%	60%	8%

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
 (expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended
	March 31,	March 31,
	2013	2012

Revenue	$69,873	$49,046

Cost of sales:
Direct production costs	36,887	16,611
Royalties	450	461
Share-based compensation	75	59
Depreciation and depletion	12,074	8,496
Write down of inventory to net realizable value	1,495	-
	50,981	25,627

Mine operating earnings	18,892	23,419

Expenses:
Exploration	4,190	1,812
General and administrative	3,130	2,737
	7,320	4,549

Operating earnings	11,572	18,870

Mark-to-market loss/(gain) on derivative liabilities	(1,452)	(143)
Mark-to-market loss/(gain) on contingent liability	(2,491)	-
Finance costs	247	5

Other income (expense):
Foreign exchange	1,400	4,630
Investment and other income	1,978	1,529
	3,378	6,159

Earnings before income taxes	18,646	25,167

Current income tax expense	1,836	4,769
Deferred income tax expense	2,453	623
	4,289	5,392

Net earnings for the period	14,357	19,775

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	(2,839)	313

Comprehensive income (loss) for the period	11,518	20,088

Basic earnings (loss) per share based on net earnings	$0.14	$0.23
Diluted earnings (loss) per share based on net earnings	$0.13	$0.22

Basic weighted average number of shares outstanding	99,660,016	87,728,391
Diluted weighted average number of shares outstanding	101,507,642	90,926,807

This statement should be read in conjunction with the audited consolidated financial statements for the period ended March 31, 2013 and the related notes contained therein

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2013	2012

Operating activities
Net earnings for the period	$14,357	$19,775
Items not affecting cash:
Share-based compensation	563	778
Depreciation and depletion	12,148	8,541
Deferred income tax provision	2,453	623
Unrealized foreign exchange loss (gain)	(85)	(2,730)
Mark-to-market loss (gain) on derivative liability	(1,452)	(143)
Mark-to-market loss (gain) on contingent liability	(2,491)	-
Finance costs	117	5
Write down of inventory to net realizable vallue	1,495	-
Gain on sale of investments	(1,777)	(483)
Net changes in non-cash working capital	(15,790)	2,394
Cash from operating activities	9,538	28,760

Investing activites
Property, plant and equipment expenditures	(28,716)	(9,349)
Investment in short term investments	(130)	(27,242)
Proceeds from sale of short term investments	4,720	31,912
Investment in long term deposits	-	(184)
Cash used in investing activities	(24,126)	(4,863)

Financing activities
Proceeds from revolving credit facility	24,000	-
Common shares issued on exercise of options and warrants	293	610
Interest paid	(42)	-
Cash from financing activites	24,251	610

Effect of exchange rate change on cash and cash equivalents	85	1,443
Increase (decrease) in cash and cash equivalents	9,663	24,507
Cash and cash equivalents, beginning of period	18,617	75,434
Cash and cash equivalents, end of period	$28,365	$101,384

This statement should be read in conjunction with the audited consolidated financial statements for the period ended March 31, 2013 and the related notes contained therein

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

	March 31,	December 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$28,365	$18,617
Investments	2,868	8,520
Accounts receivable	32,180	20,526
Inventories	39,993	40,797
Prepaid expenses	14,808	9,940
Total current assets	118,214	98,400

Non-current deposits	1,121	1,451
Mineral property, plant and equipment	354,700	338,431
Goodwill	39,245	39,245
Total assets	$513,280	$477,527

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$35,171	$34,631
Income taxes payable	4,173	3,854
Derivative liabilities	3,884	5,336
Revolving credit facility	33,000	9,000
Total current liabilities	76,228	52,821

Provision for reclamation and rehabilitation	6,506	6,496
Contingent liability	6,006	8,497
Deferred income tax liability	71,970	69,517
Total liabilities	160,710	137,331

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 99,688,010 shares (Dec 31, 2012 - 99,541,522 shares)	357,979	357,296
Contributed surplus	12,042	12,828
Accumulated comprehensive income (loss)	(8,170)	(5,331)
Deficit	(9,281)	(24,597)
Total shareholders' equity	352,570	340,196
Total liabilities and shareholders' equity	$513,280	$477,527

This statement should be read in conjunction with the audited consolidated financial statements for the period ended March 31, 2013 and the related notes contained therein